Exhibit 12

EQUISTAR CHEMICALS, LP

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Income (loss) before income taxes	$276	$(339)	$(246)	$(283)	$153
Fixed charges:
Interest expense, gross	227	215	205	192	185
Portion of rentals representative of interest	31	35	42	37	38

Total fixed charges before capitalized interest	258	250	247	229	223

Earnings (losses)	$534	$(89)	$1	$(54)	$376
Ratio of earnings (losses) to fixed charges (a)	2.1	—	—	—	1.7

(a)	In 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $339 million, $246 million and $283 million, respectively.

Exhibit 12